The Bon-Ton Stores, Inc.

2801 East Market Street

York, Pennsylvania 17402

November 20, 2012

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

The Bon-Ton Stores, Inc.
The Bon-Ton Department Stores, Inc.
The Bon-Ton Stores, Inc. Form 10-K for Fiscal Year Ended January 28, 2012 (File No. 000-19512); Amendment No. 1 to Registration Statement on Form S-4 (File No. 333-184177)

Ladies and Gentlemen:

The Bon-Ton Stores, Inc., a Pennsylvania corporation (the “Company”), The Bon-Ton Department Stores, Inc., a Pennsylvania corporation (the “Issuer”), and certain guarantor subsidiaries of the Company submit in electronic form for filing the accompanying Amendment No. 1 (“Amendment No. 1”) to the Registration Statement (the “Registration Statement”) on Form S-4 of the Company, together with Exhibits, marked to indicate changes from the initial draft Registration Statement on Form S-4 filed with the Securities and Exchange Commission (the “Commission”) on September 28, 2012.

Amendment No. 1 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from Mara L. Ransom, dated October 26, 2012 (the “Comment Letter”).  The discussion below is presented in the order of the numbered comments in the Comment Letter.  Certain capitalized terms set forth in this letter are used as defined in the Registration Statement.  For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 1 and to the prospectus included therein.

The Company offers the following as its responses to the Staff:

Registration Statement on Form S-4

General

1.                                      We note that the parent guarantor may in some circumstances be released from their obligation to guarantee the notes issued in your offering. In order to rely on the exceptions contained in Rule 3-10 of Regulation S-X, parent guarantors may not be released from their guarantees. In light of the above, please provide us with your analysis as to how the parent guarantees constitute “full and unconditional” guarantees, with a view to understanding how the guarantees satisfy the requirements of Rule 3-10 of Regulation S-X. For additional guidance, please refer to Section 2510.4 and Section 2510.5 of the Financial Reporting Manual available on our website. Please note that this comment also applies to your Form 10-K for the fiscal year ended January 28, 2012.

Response to Comment 1

The Company acknowledges the Staff’s comment and respectfully submits that the Company’s Note Guarantee constitutes a “full and unconditional” guarantee in satisfaction of the requirements of Rule 3-10 of Regulation S-X.  The adopting release for Rule 3-10 states that a guarantee can be full and unconditional even if it includes a savings clause related to bankruptcy or fraudulent conveyance, and the adopting release further states that this status would not be defeated if the guarantee provides that it is limited to “the maximum amount that can be guaranteed without constituting a fraudulent conveyance or fraudulent transfer under applicable insolvency laws.”  The savings clause in Section 10.02 of the Indenture includes the limitations expressly permitted by the adopting release.  Specifically, Section 10.02 limits the obligations of each Guarantor to the maximum aggregate amount of obligations that can be guaranteed by such Guarantor as will result in the obligations of such Guarantor under its Note Guarantee not constituting a fraudulent transfer or conveyance or such an unlawful distribution.

The Company further respectfully submits that while Section 10.05(a) of the Indenture lists the circumstances (other than those discussed in Section 10.02) under which the Note Guarantee of a Guarantor shall be released, these relevant provisions of Section 10.05(a) are applicable as a practical matter only to the release of the Note Guarantees of the subsidiary Guarantors, and not to the release of the Note Guarantee of the Company, as further described below:

Section 10.05(a)(ii) provides that a Note Guarantee may be released “in connection with any sale or other disposition of all of the Capital Stock of such Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of the Parent, if the sale of all such Capital Stock of that Guarantor complies with Section 4.10.”  By virtue of the reference to Section 4.10, release under Section 10.05(a)(ii) is applicable only to the disposition of the capital stock of subsidiary Guarantors.

Section 10.05(a)(iii) provides that a Note Guarantee may be released “if the Parent properly designates any Restricted Subsidiary that is a Guarantor as an

Unrestricted Subsidiary under [the] Indenture.”  Release under Section 10.05(a)(iii) is applicable only to subsidiary guarantors.  The Company’s Note Guarantee is not subject to release pursuant to Section 10.05(a)(iii).

Section 10.05(a)(v) provides that a Note Guarantee may be released “solely in the case of a Note Guarantee created pursuant to Section 4.17, upon the release or discharge of the Guarantee which resulted in the creation of such Note Guarantee pursuant to Section 4.17, except a discharge or release by or as a result of payment under such Guarantee.”  Note Guarantees may be created pursuant to Section 4.17 only for subsidiaries that become Guarantors by entering into a supplemental indenture.  The Company’s Note Guarantee (which was not created pursuant to Section 4.17) is not subject to release pursuant to Section 10.05(a)(v).

The Note Guarantee of the Company is subject to release upon satisfaction and discharge of the Notes as set forth under Section 11.01 of the Indenture or upon defeasance of the Notes as set forth under Article 8 of the Indenture.  The Company respectfully submits that such limited circumstances, under which the noteholders are assured of repayment by virtue of amounts deposited with the trustee, do not compromise the “full and unconditional” nature of the Company’s Note Guarantee and are consistent with the requirements of Rule 3-10 of Regulation S-X.  In addition, the Note Guarantee of the Company could theoretically be subject to release under Section 10.05(a)(i); however, the Company does not believe this provision would ever apply to the Company’s Guarantee as a practical matter, as this provision is intended to allow for the existence of non-Guarantor subsidiaries in the limited circumstances stated therein.

2.                                      Please note that the conclusion of our review of this Form S-4 is also contingent upon the resolution of any outstanding comments relating to your Form 10-K for the fiscal year ended January 28, 2012.

Response to Comment 2

The Company acknowledges the Staff’s comment and has included herein responses to comments 14 through 19, relating to the Form 10-K for the fiscal year ended January 28, 2012 (the “Form 10-K”) and understands that the Staff’s review of the Registration Statement is contingent upon the resolution of any outstanding comments relating to the Form 10-K.

Disclosure Regarding Forward-Looking Statements, page ii

3.                                      The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Accordingly, please delete the reference to the safe harbor.

Response to Comment 3

The Registration Statement has been revised in response to the Staff’s comment.  Please see page ii of Amendment No. 1.

Prospectus Summary, page 1

Summary of Terms of the Exchange Notes, page 9

Guarantees, page 9

4.                                      Please clarify here and elsewhere in the registration statement as applicable, that the guarantees are full and unconditional, if true. In this regard, we note that your current disclosure states that the exchange notes will be “irrevocably and unconditionally” guaranteed. Refer to Rule 3-10(d) of Regulation S-X.

Response to Comment 4

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages 9, 44 and 45 of Amendment No. 1.

The Exchange Offer, page 34

Expiration Date; Extensions; Amendments; Termination, page 34

5.                                      We note your statement in the second paragraph that you reserve the right to “delay acceptance of any initial notes.” Please clarify the circumstances in which you will delay acceptance and confirm that any such delay will be consistent with Rule 14e-1(c). For example, if you are referring to the right to delay acceptance only due to an extension of the exchange offer, so state.

Response to Comment 5

The Issuer will be entitled to delay acceptance of any initial notes only due to an extension of the exchange offer, which may occur if any of the conditions listed under “—Conditions to the Exchange Offer” on page 40 of the Registration Statement have not been satisfied or waived by the Issuer.  The Issuer believes that this arrangement is consistent with Rule 14e-1(c), as the exchange notes will be issued or, in the event of withdrawal, rejection of tender or expiration or termination of the exchange offer, initial notes not accepted will be returned, promptly after the initial notes are accepted or rejected, as applicable.  The Registration Statement has been revised in response to the Staff’s comment.  Please see page 34 of Amendment No. 1.

Legal Matters, page 119

6.                                     We note your disclosure in this section that Barley Snyder LLP will pass on certain legal matters of Pennsylvania law relating to the guarantees by The Bon-Ton Stores, Inc. and The Bon-Ton Stores of Lancaster, Inc. However, it appears that Barley Snyder LLP will also pass on certain matters of Pennsylvania law as it relates to the exchange notes that will be issued by The Bon-Ton Department Stores, Inc. Please revise or advise. Refer to Section II.B.1.e of Staff Legal Bulletin No. 19 for guidance.

Response to Comment 6

The Registration Statement has been revised in response to the Staff’s comment.  Please see page 119 of Amendment No. 1.

Part II — Information Not Required in Prospectus, page II-1

Item 20.  Indemnification of Directors and Officers, page II-1

7.                                      Please also provide the disclosure required by Item 20 of Form S-4 for The Bon-Ton Department Stores, Inc. and each subsidiary guarantor.

Response to Comment 7

The Registration Statement has been revised in response to the Staff’s comment.  Please see pages II-1 through II-6 of Amendment No. 1.  We have been advised by local Mississippi counsel that neither the articles of incorporation, nor the bylaws of Carson Pirie Scott II, Inc., a Mississippi corporation, address indemnification of directors or officers of the company.

Item 21.  Exhibits and Financial Statement Schedules, page II-2

Exhibit 5.2

8.                                      We note the assumption set forth in Item (E) on page 5. Please have counsel remove this assumption or explain why this assumption is appropriate.

Response to Comment 8

Exhibit 5.2 has been revised in response to the Staff’s comment.  Please see page 5 of Exhibit 5.2.

Exhibit 5.3

9.                                      We note the assumption set forth in Item (D) on page 5. Please have counsel remove this assumption or explain why this assumption is appropriate.

Response to Comment 9

Exhibit 5.3 has been revised in response to the Staff’s comment.  Please see page 5 of Exhibit 5.3.

Exhibit 5.4

10.                               Please have counsel delete the penultimate sentence in paragraph (a) on page 4 stating that counsel has assumed that the laws of New York are identical to the laws of Pennsylvania, or explain why this assumption is appropriate.

Response to Comment 10

Exhibit 5.4 has been revised in response to the Staff’s comment.  Please see page 4 of Exhibit 5.4.

Exhibit 5.5

11.                               Please have counsel remove the penultimate paragraph of the opinion limiting reliance on the opinion. Refer to Section II.B.3.d of Staff Legal Bulletin No. 19 for guidance.

Response to Comment 11

Exhibit 5.5 has been revised in response to the Staff’s comment.  Please see page 5 of Exhibit 5.5.

Exhibit 5.7

12.                               We note counsel’s statement on page 3 that the opinion is to be used only in connection with the offer and exchange of the Exchange Notes while the registration statement is in effect. Please have counsel explain why it is appropriate to limit the use of the opinion as such, or remove this limitation.

Response to Comment 12

In response to the Staff’s comments, counsel at Wilmer Cutler Pickering Hale and Dorr LLP has advised us that the firm has been specifically engaged in connection with the transactions contemplated by the Registration Statement.  If, for some reason, the Registration Statement does not become effective, the firm does not wish there to be any implication that its opinion may be used for some other purpose or in some other transaction or circumstance.  The firm has advised us that the language is meant to capture the scope of its engagement and is not intended to, nor does it, undercut the substance of the opinion itself.  The firm notes that this language is customary for its opinions generally and has been included in other opinions that the firm has previously delivered in other transactions.

Exhibit 23.1

13.                               Please include the conformed signature of your independent registered public accounting firm in the next consent that you file.

Response to Comment 13

In response to the Staff’s comment, Exhibit 23.1, as filed with Amendment No. 1, includes the conformed signature of the Company’s independent registered public accounting firm.

Form 10-K for the Fiscal Year Ended January 28, 2012

Item 7.  Management’s Discussion and Analysis of Financial Condition and results of Operations, page 21

Non-GAAP Financial Measure-EBITDA, page 27

14.                               Please revise the name of the non-GAAP measure you refer to as adjusted EBITDA or similar caption as you have also adjusted for impairment charges and (gain) loss on extinguishment of debt. Refer Question 103.01 of our Compliance and Disclosure Interpretation on Non-GAAP financial measures.

Response to Comment 14

The Company will revise the name of the non-GAAP measure, which it refers to as “Adjusted EBITDA” in future filings.

Liquidity and Capital Resources, page 28

15.                               Please refer to your discussion of capital expenditures and the reference to external contributions. Please tell us and revise to clarify the nature and source of the external contributions.

Response to Comment 15

The external contributions are comprised of leasehold improvement allowances received from landlords, and to an immaterial extent, vendor allowances used to acquire vendor specific merchandise displays.  In future filings, the Company will clarify the nature and source of its material external contributions.  Had the additional disclosure been included in the Form 10-K, it would have appeared as follows:

“Capital expenditures totaled $67.2 million, $46.3 million, and $32.3 million in 2011, 2010, and 2009, respectively; these expenditures do not reflect reductions for external contributions (primarily leasehold improvement allowances received from landlords) of $18.2 million, $6.8 million and $7.6 million in 2011, 2010 and 2009, respectively.”

Item 8.  Consolidated Financial Statements and Supplementary Data, page 39

Note 1.  Summary of Significant Accounting Policies, page F-7

16.                               We note your department stores are operated under various nameplates within certain regions of the United States, and that these retail operations are reported as a single reportable segment. Please disclose the factors you used to identify your reportable segment, and whether operating segments have been aggregated. Refer to FASB ASC 280-10-50-21.

Response to Comment 16

ASC 280-10-50-1 states that an operating segment is a component of a public entity that has all of the following characteristics:

a.              It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b.              Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c.               Its discrete financial information is available.

Based on the foregoing criteria, the Company has concluded that it has two operating segments: (i) Stores; and (ii) E-Commerce (our internet websites).  Each of these business components engage in business activities and has discrete financial information available that is regularly reviewed by our chief operating decision maker (“CODM”).  Our CODM is our President and Chief Executive Officer as determined in accordance with ASC 280-10-50-5.

As noted in the Staff’s comment, the Company discloses that it operates it stores under various nameplates within certain regions of the United States.  The Company does not consider its nameplates or certain geographic regions to be operating segments because the Company does not prepare operating results by nameplate or region that are regularly reviewed by the CODM to make decisions about resources to be allocated to a particular nameplate or region.

ASC 280-10-50-10 states that a public entity shall report separately information about each operating segment that meets both of the following criteria:

a.              Has been identified as an operating segment or results from aggregating two or more of those segments.

b.              Exceeds certain quantitative thresholds.

ASC 280-10-50-11 states that two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of the Overall subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the areas set forth below, for each of which we offer our analysis and conclusions:

a.              The nature of the products and services.

The Company’s stores offer a broad assortment of quality fashion apparel and accessories for women, men and children, as well as cosmetics, home furnishings and other goods at moderate and better price points.  The E-Commerce business offers substantially the same merchandise and price points as the stores.

b.              The nature of the production processes.

This criterion is not applicable to the Company since it does not manufacture the products offered by its stores or E-Commerce segments.

c.               The type or class of customer for their products and services.

The Company’s target customers are similar for each segment, and since the merchandise and price points available through our stores and E-Commerce are substantially the same, the type of customers are generally the same.  Customer lists are shared between the two businesses, and, based on our analysis, the type and class of customer of the two segments are similar.

d.              The methods used to distribute their products or provide their services.

The distribution methods for our stores and E-Commerce are similar.  Stores merchandise is available in store and via direct shipment to customers.  If the customer places an order in a store, stores may ship directly to customers if product is fulfilled from another store location, or one of the Company’s warehouses will ship directly to customers if product is fulfilled by a warehouse.  E-Commerce merchandise is available for purchase online and the product is distributed through direct shipment to customers fulfilled primarily by a warehouse, or may be fulfilled by a store directly shipping the merchandise to a customer.

The merchandise available for purchase from E-Commerce is housed in the same warehouses that are used to distribute merchandise to the stores.  The Company uses the same distribution technology, stock ledger, general ledger, and accounts payable systems for both channels.

e.               If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Company does not believe this criterion is applicable to it.

The stores and E-Commerce operating segments also have similar economic characteristics.  The Company’s business model reflects an integration of stores and E-Commerce.  The Company has equipped a substantial number of stores, and continues to expand the number of stores with technology that enables customers to access our online products via store kiosks, and as described further above, permit enhanced sharing of inventory.  Our marketing is designed to drive customer traffic to both our stores and to E-Commerce.  The Company also has coordinated merchandise buying programs for both channels.  The merchandise pricing and selection, marketing and promotional activities are generally the same.  Other shared economic characteristics include:

•                  E-Commerce merchandise returns are accepted at stores.

•                  Customer service for stores and E-Commerce is directed to the same service center.

•                  The Company’s proprietary credit card can be used in stores and online.

•                  Gift cards purchased in stores or online can be used towards purchases in the other segment.

•                  Sales are similarly affected by general economic conditions that impact consumer spending patterns.

The Company views its stores and E-Commerce as being integral and fundamentally inseparable components of the Company’s business of selling an array of merchandise to retail customers.  In particular, the Company believes that its omnichannel strategy, which allows customers to shop seamlessly in stores, online and via mobile devices, substantially enhances the Company’s ability to effectively compete against a variety of retail formats.  Accordingly, the Company views its utilization of E-Commerce as an important element of the Company’s overall merchandising operations, and not as a separate line of business.  The Company also believes the consumer does not distinguish between stores and E-Commerce as both simply represent a “store.”  Additionally, while the E-Commerce sales growth rate is anticipated to be higher in the near term, E-Commerce sales are expected to remain a relatively modest portion of the Company’s total sales for the foreseeable future.

Based on the information set forth above, the Company determined that stores and E-Commerce should be aggregated into one operating segment.

The Company notes your reference to ASC 280-10-50-21 and in future filings will expand its disclosure related to segment determination presented in Note 1 “Summary of Significant Accounting Policies” as follows:

“The Company has identified two operating segments:  Stores and E-Commerce (our internet websites).  The two operating segments have been aggregated into one operating segment based on the similar nature of products sold, merchandising and distribution processes involved, target customers, and economic characteristics of the two operating segments.”

17.                               Please provide the disclosures required by FASB ASC Topic 280-10-50-40 about the revenues from external customers for each product and service or group of similar products and services, or disclose why it is impracticable to do so.

Response to Comment 17

The Company has historically disclosed the percentage of net sales for each major merchandise category in its form 10-K under Item 1. Business.  The Company has reviewed ASC 280-10-50-40 and, while the disclosure practice among its peers is diversified, in future filings the Company will disclose its net sales by merchandise category for each period presented in Note 1 “Summary of Significant Accounting Policies” as well.  The following table summarizes net sales ($ in 000’s) by merchandise category for the periods indicated:

	2011	2010	2009
Women’s Apparel	$706,965	$763,926	$759,815
Home	505,382	499,143	495,995
Cosmetics	405,588	390,451	388,616
Men’s Apparel	337,035	357,340	363,689
Accessories	278,220	290,460	262,346
Footwear	255,150	254,835	240,457
Children’s Apparel	197,990	209,048	211,992
Intimate Apparel	116,833	126,970	126,290
Juniors’ Apparel	72,592	79,449	100,727
Other	8,906	8,857	9,897
Total	$2,884,661	$2,980,479	$2,959,824

Merchandise Inventories, page F-8

18.                               We note you determine the cost basis of your inventories using the LIFO and FIFO retail method. Please expand your disclosure to address how you determine and account for 1) obsolete, damaged or excess inventories and inventory shrink, and 2) the measurement of such losses. Refer to FASB ASC 330-10-35.

Response to Comment 18

The Company has reviewed ASC 330-10-35 and, in future filings, the Company will expand its discussion of merchandise inventories to include the following additional disclosures:

Inherent in the retail inventory method calculation are certain significant management judgments and estimates including, among others, merchandise markups, markdowns and shrinkage, which significantly impact both the ending inventory valuation at cost and the resulting gross margin.

Factors considered in the determination of permanent markdowns include inventory obsolescence, excess inventories, current and anticipated demand, age of the merchandise, customer preferences and fashion trends. Pursuant to the retail inventory method, permanent markdowns result in the devaluation of inventory and the resulting gross margin reduction is recognized in the period in which the markdown is recorded.

The Company seeks return privileges from its vendors for damaged inventory or marks the goods out-of-stock.  Historically, damaged inventory has been an immaterial factor in the Company’s calculation of gross margin.

The Company regularly records a provision for estimated shrinkage, thereby reducing the carrying value of inventory.  A physical inventory of each merchandise department is conducted annually in January, with the recorded amount of inventory adjusted to reflect this physical count.  The differences between the estimated amount of shrinkage and the actual amount realized have been insignificant.

19.                               Please refer to your disclosure within Critical Accounting Policies regarding the reduction in the carrying value of your LIFO inventories to estimated realizable value. Tell us and clarify in your disclosures how you determine the estimated realizable value. Please also explain why your adjustment to reduce the carrying value of your inventory did not warrant disclosure pursuant to FASB ASC 330-10-50-2.

Response to Comment 19

It has been the Company’s position in the three years ended January 28, 2012 reflected in its Form 10-K that the increases in inventory value pursuant to its LIFO calculations should not be recognized in the Company’s financial statements.  The Company generally considers its FIFO inventory costs to be representative of market (reasons for which are discussed below).   Consequently, the Company has established a reserve to partially offset the $44.0 million cumulative inventory increases generated by its computation of LIFO inventory.  These cumulative reductions totaled $37.2 million as of January 28, 2012, as reported in the Company’s Form 10-K.  The Company disclosed in Note 1 of Notes to Consolidated Financial Statements that its LIFO inventory calculations have resulted in recording inventory values in excess of FIFO by $6.8 million (estimated realizable value) at January 28, 2012.

In its fiscal years 2000 through 2002, the Company recorded reductions in costs of sales (totaling $6.8 million) to reflect inventory cost increases as calculated pursuant to LIFO.  Concurrent with and subsequent to the recognition of said income, the Company annually assesses the realizability of the $6.8 million inventory increase in conjunction with its LIFO calculations.   As the Company’s analyses have consistently indicated that the $6.8 million cost will be recovered with an approximately normal profit upon sale, the Company has concluded its inventory is fairly stated and no loss is required to be recognized even though its FIFO cost basis is lower.  In fiscal years subsequent to 2002, the Company has not recognized additional inventory increases resulting from the continuation of deflation in the indices used in the Company’s LIFO calculations.  The

Company believes this practice to be prudent in light of a highly promotional retail environment and similar approach employed by its peer group.

With regard to disclosure pursuant to FASB ASC 330-10-50-2, there have been no adjustments to costs of sales in the ensuing years as inventory increases or decreases (as computed through the Company’s LIFO calculations) have been recorded as adjustments to the Company’s cumulative LIFO inventory account and corresponding cumulative reserve.

The Company believes that its LIFO calculations have yielded values in excess of market, as the Company believes the carrying value of the inventory produced by the FIFO retail inventory method it employs, as adequate markdowns are currently taken, is a reasonable proxy for the lower of cost or market.  Under the FIFO retail inventory method, the reduction of the cost basis of inventories that occurs at the time the retail value of such goods is lowered through the use of markdowns is consistent with the lower of cost or market provisions of FASB ASC 330-10-35-7.

In future filings, the Company will revise its inventory disclosures in Note 1 to read as follows (with data adjusted accordingly):

Merchandise inventories are determined by the retail method.  As of January 28, 2012 and January 29, 2011, approximately 32% and 33%, respectively, of the Company’s merchandise inventories were valued using a first-in, first-out (“FIFO”) cost basis and approximately 68% and 67%, respectively, of merchandise inventories were valued using a last-in, first-out (“LIFO”) cost basis.  There was no effect on costs of merchandise sold for LIFO valuations in 2011, 2010 and 2009.  If the FIFO method of inventory valuation had been used for all inventories, the Company’s merchandise inventories would have been lower by $6.8 million at January 28, 2012 and January 29, 2011 due to the Company having recognized prior years’ cost increases associated with its LIFO calculations.   The Company’s LIFO calculations yielded inventory increases due to deflation reflected in price indices used.    The LIFO method values merchandise sold at the cost of more recent inventory purchases (which the deflationary indices indicated to be lower), resulting in the general inventory on-hand being carried at the older, higher costs.  Given these higher values and the promotional retail environment, the Company has reduced the carrying value of its LIFO inventories to an estimated realizable value, with reductions of $37.2 million to offset the $44.0 million cumulative inventory increases generated by its computation of LIFO inventory as of January 28, 2012 and with reductions of $46.1 million to offset the $52.9 million cumulative increases generated by its computation of LIFO inventory as of January 29, 2011.

Costs for merchandise purchases, product development and distribution are included in costs of merchandise sold.

****

The Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (717) 751-3021 or Keith E. Plowman, Executive Vice President — Chief Financial Officer and Principal Accounting Officer, at (717) 751-3107.

Sincerely,

/s/ J. Gregory Yawman
J. Gregory Yawman
Vice President — General Counsel & Secretary

cc:                                Brendan L. Hoffman
The Bon-Ton Stores, Inc.

Keith E. Plowman
The Bon-Ton Stores, Inc.

David S. Huntington, Esq.

Paul, Weiss, Rifkind, Wharton & Garrison LLP